Exhibit 7

August 28, 2001


Via Facsimile (201) 585-6466

Mr. David Zaslav
NBC
30 Rockefeller Plaza
New York, NY  10112

         Re:  TiVo Private Placement

Dear Mr. Zaslav:

Per our conversation, in accordance with the terms and conditions of the agreement regarding notes and warrants convertible into TiVo common stock offered by TiVo to NBC in connection with TiVo's private placement offering, during the first forty five (45) after any conversion or warrant exercise, NBC is not allowed to sell or transfer the TiVo common stock.

Please feel free to contact me with any questions concerning this matter.

Sincerely,

/s/ Matthew P. Zinn

Matthew P. Zinn
Vice President & General Counsel


AGREED AND ACKNOWLEDGED
NATIONAL BROADCASTING COMPANY, INC.


By:   /s/ David Zaslav
      ------------------------------
Title:  David Zaslav, Executive Vice President
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Date:  August 28, 2001